August 20, 2013	Via Edgar

Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

RE:                          Comfort Systems USA, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed February 28, 2013

Form 10-Q for the Period Ended June 30, 2013

Filed July 31, 2013

File No. 1-13011

Dear Mr. Decker:

Reference is made to comments from the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Staff”), dated August 6, 2013, and relating to the filings of Comfort Systems USA, Inc. (the “Company”) referenced in the subject line above. Based on recent discussions with the Staff regarding these comments, the Company hereby requests additional time to respond to such comments. The Company hereby informs the Staff that the Company intends to respond to the Staff’s comments by September 4, 2013.

If you have any questions about the foregoing, please contact the undersigned or William George at 713.830.9600.

Very truly yours,

/s/ Trent McKenna
Trent McKenna
Vice President and General Counsel